Rediff.Com Reports Results for the Second Quarter Ended September 30, 2013

Mumbai, India, October 22, 2013

Rediff.com, one of the premier online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced results for its second quarter ended September 30, 2013.

The Company reported overall revenues for the 2013 second fiscal quarter of $3.96 million, a 3% increase in US dollar terms and 17% increase in Indian Rupee terms compared to the same period last year.

For the three months ended September 30, 2013, the Company reported revenues from its India Online operations of $3.18 million, an increase of approximately 6% over the corresponding quarter last fiscal year. Total India revenue, which includes online advertising revenues of $1.88 million and fee-based revenues of $1.30 million, decreased approximately 11% and increased 33%, respectively as compared to the three months ended September 30, 2012.

“Despite continued softness in the India market and the subsequent sharp decline in the value of the Rupee vs. the Dollar, we have been successful in further expanding our reach, both with businesses and consumers. Many of our newer initiatives continue to generate positive momentum and during the second quarter, we saw continued growth in our online marketplace, enterprise email business and in our local TV advertising,” said Ajit Balakrishnan, Chairman and Chief Executive Officer of Rediff.com.

Mr. Balakrishnan added “Our total revenue has grown over the corresponding quarter last year and we have been able to maintain our gross margins compared to the same period last year, while lowering our expenses. While we remain focused on cash conservation and have lowered our expense structure, at the same time, we have been opportunistic in investing in areas we believe will lead to longer-term growth and drive bottom-line performance. Economic hurdles do remain, but I am encouraged with our progress and believe the new services we offer, both on desktop and mobile platforms, will position us well for the future, especially with the continued build-out of India’s broadband infrastructure.”

The Company reported an Operating EBITDA loss of $1.62 million for the quarter ended September 30, 2013 as compared to an Operating EBITDA loss of $1.87 million in the comparable year-ago period. Additionally, as a result of a one-time net gain of $2.74 million related to the sale of an equity investment during the 2013 fiscal second quarter, the Company reported net income of $1.06 million as compared to a net loss of $2.34 million for the comparable quarter last year. Net income per ADS for the period ended September 30, 2013 was $0.038, as compared to a net loss per ADS of $0.085 for the period ended September 30, 2012. Excluding the impact of this one-time net gain, the Company would have reported a net loss for the quarter ended September 30, 2013 of $1.68 million.

Further details of Rediff.com’s results for the second fiscal quarter ended September 30, 2013 are appended in tabular form to this press release. A script of the earnings results conference call held on October 22, 2013 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations or negatives of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in economies worldwide and in the sectors in which our clients are based, the slowdown in Internet and IT sectors worldwide, competition, the success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products and the widespread acceptance of the Internet as well as other risks detailed in the annual report on Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the U.S. Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS
QUARTER ENDED SEPTEMBER 30, 2013

       (All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended September 30
	2013	2012
Revenues
India Online	3.18	3.00
US Publishing	0.78	0.84
Total Revenues	3.96	3.84
Cost of Revenues *	(2.61)	(2.51)
Gross Margin	1.35	1.33
Gross Margin %	34%	35%
Operating Expenses *	(2.97)	(3.20)
Operating EBITDA	(1.62)	(1.87)
Depreciation / Amortization	(0.75)	(0.93)
Interest Income	0.32	0.49
Gain on sale of investment	2.74	-
Miscellaneous income	0.35	-
Foreign Exchange gain (loss)	0.02	(0.03)
Net income (loss) before income taxes	1.06	(2.34)
Tax	-	-
Net income (loss)	1.06	(2.34)
Net income (loss) per ADS (in US dollars), basic	0.038	(0.085)
Net income (loss) per ADS (in US dollars), diluted	0.038	(0.085)
Weighted average ADSs outstanding (in millions)	27.59	27.59
* Stock-Based Compensation included in:
Cost of Revenues	0.01	0.02
Operating Expenses	0.13	0.17

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•	The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME
QUARTER ENDED SEPTEMBER 30, 2013

(All figures are in US$ millions)

	Quarter ended September 30
	2013	2012
Operating EBITDA (Non-GAAP)	(1.62)	(1.87)
Depreciation / Amortization	(0.75)	(0.93)
Interest Income	0.32	0.49
Gain on sale of investment	2.74	-
Miscellaneous income	0.35	-
Foreign Exchange gain (loss)	0.02	(0.03)
Net income (loss) before income taxes	1.06	(2.34)
Tax	-	-
Net income (loss) (GAAP)	1.06	(2.34)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES
QUARTER ENDED SEPTEMBER 30, 2013

(All figures are in US$ millions)

	Quarter ended September 30
	2013	2012
Operating Expenses (GAAP)	3.69	4.16
Depreciation/Amortization	(0.75)	(0.93)
Foreign Exchange gain (loss)	0.02	(0.03)
Operating Expenses (Non-GAAP)	2.97	3.20

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.
Investor Relations and Corporate Affairs Contact
Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com